September 18, 2006

Via U.S. Mail and Facsimile

Gerald K. Kunkle Jr.
Chief Executive Officer
DENTSPLY International, Inc.
221 West Philadelphia Street
York, Pennsylvania 17405-0872

RE:		DENTSPLY International Inc.
		Form 10-K for the fiscal year ended December 31, 2005
		File No. 0-16211

Dear Mr. Kunkle:

      We have limited our review of your Form 10-K for the fiscal year ended December 31, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. We note that on your website you list DENTSPLY Ltd, Syria under the heading "Contact Us." Your website also lists Sudan on a drop down menu of countries, and suggests contacts for Sudan should be made through DENTSPLY Ltd, Middle East & Africa in the United Kingdom. Your 10-K does not include any information regarding contacts with Sudan or Syria. In light of the fact that Sudan and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, if any, whether through subsidiaries or other direct or indirect arrangements. Discuss the materiality to you of such contacts, individually and in the aggregate; and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders.

2. You state on page 2 of the 10-K that you have a "significant market presence . . . in the Pacific Rim including . . . Korea . .
..
.."  Exhibit 21.1 to the 10-K lists among your subsidiaries
Dentsply
Korea Limited. Please clarify whether these references to "Korea" are to North Korea or South Korea. If either reference is to North
Korea, a country identified by the U.S. as a state sponsor of terrorism and subject to U.S. economic sanctions, please provide the same type of information regarding your contacts with North Korea as is requested by comment 1 with respect to your contacts with Sudan and Syria.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with North Korea, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania`s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with
Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in North Korea, Sudan and Syria.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.
								Sincerely,


								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Peggy Fisher
		Division of Corporation Finance
Gerald K. Kunkle Jr.
DENTSPLY International, Inc.
September 18, 2006
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE